Exhibit 99.2

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Pursues its IP Strategy with Continuation Applications

Laval, Quebec, January 12, 2012 - Neptune Technologies and Bioressources Inc. (Nasdaq: NEPT) (TSX: NTB) announced that it has several “Continuation” applications pending in the U.S. Patent & Trademark Office related to U.S. Pat. No.8,030,348 (the “’348 patent”) and U.S. Pat. No.8,057,825 (the “’825 patent”). The ’348 patent covers novel omega-3 phospholipid compositions suitable for human consumption, while the ’825 patent is directed to methods of using krill extracts to reduce cholesterol, platelet adhesion and plaque formation.

Under United States patent law, a Continuation is a patent application which follows, and claims priority to, an earlier filed patent application. Neptune filed two Continuations claiming the benefit of the ‘348 patent, which was filed in 2002 and granted in October 2011, and one Continuation claiming the benefit of the ‘825 patent, which was filed in 2006 and granted in November 2011.

Henri Harland, President and CEO of Neptune, stated: “These Continuations are part of Neptune’s continuous efforts to further strengthen our intellectual property and positioning in the US market, and will allow us to pursue additional patent claims that should preclude our competitors from selling their krill oil products in the US market.”

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Howard Group Contact:
Neptune Technologies & Bioressources Inc.	Dave Burwell
André Godin, CFO	(888) 221-0915
+1.450.687.2262	dave@howardgroupinc.com
a.godin@neptunebiotech.com	www.howardgroupinc.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.